CONFORMED

Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of November 2008	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of Registrant's name into English)

Via Iazzitiello 47
70029 Santeramo, Italy
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F   X        Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes           No     X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___)

Natuzzi SpA Third Quarter and First Nine Months 2008 Consolidated Financial Results

Third Quarter 2008 Financial Highlights

  Total Net Sales up 0.7% to EUR 142.3 Million (or up 4.6% at Constant Exchange Rate) Units Sold up 3.8% over 3Q07
  Operating Loss at EUR 12.2 Million (or EUR 9.8 at Constant Exchange Rate) vs. Operating Loss of EUR 11.0 Million in 3Q07
  Net Loss at EUR 16.2 Million, vs. Net Loss of EUR 14.1 Million Reported in 3Q07

First Nine Months 2008 Financial Highlights

  Total Net Sales up 5.8% to EUR 483.9 Million (or up 11.1% at Constant Exchange Rate) Units Sold up 7.5% over the Same Period in 07
  Operating Loss at EUR 29.5 Million (or EUR 16.3 at Constant Exchange Rate) vs. Operating Loss of EUR 28.2 Million Reported in the Same Period in 07
  Net Loss at EUR 42.1 Million vs. Net Loss of EUR 23.1 Reported in the Same Period in 07
  Expected Full Year 2008 Operating Loss in the EUR 35-40 Million Range vs. Operating Loss of EUR 49.1 Million in FY 2007

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--November 19, 2008--The Board of Directors of Natuzzi S.p.A. (NYSE: NTZ) (‘Natuzzi’, ‘the Company’ or ‘the Group’), Italy's largest furniture manufacturer and one of the world’s leading makers of leather-upholstered furniture, today presented consolidated financial results for the third quarter and first nine months of 2008.

Aldo Uva, Chief Executive Officer of the Natuzzi Group, commented: “Despite the 5.8% growth of our net sales reported in the first nine months of 2008, a highly positive performance in a singularly downbeat shopping environment, our profitability was by no means satisfactory. Our operating profitability suffered from unfavorable exchange rates, with a net impact of nearly EUR 20 million, and from excessively high operational costs. The improvement of our gross margin is one of the top strategic priorities of our three-year plan, and we are continuing to see abundant signs that this business plan is built on the right assumptions. We are aware that there is a lot of work ahead of us, but we are confident that we will recover profitability within the next few quarters.”

Mr. Uva added: “In the past few weeks, beyond the finalization of our business plan, we have considerably strengthened our managerial base with the arrival of seasoned professionals as Mariano Domingo, Chief Financial Officer & IT/Lean, and Umberto Bedini, SVP Operations, who will put their vast international experience behind the delivery of our targets. For full year 2008, we are expecting the growth in total sales to be roughly in line with the level achieved in the first nine months, while our operating loss should be in the range of EUR 35 to 40 million, as compared to a loss of EUR 49.1 million reported for full year 2007.”

CONSOLIDATED FINANCIAL RESULTS

NET SALES

In the third quarter ended September 30, 2008, total net sales of the Natuzzi Group amounted to EUR 142.3 million, up slightly from EUR 141.3 million reported for the third quarter of 2007. Third quarter units sold increased by 3.8% compared to the same quarter of the previous year.

In the first nine months ended September 30, 2008, total net sales of the Natuzzi Group amounted to EUR 483.9 million, up 5.8% from EUR 457.5 million reported for the same period of 2007. During the first nine months of 2008, units sold increased by 7.5% compared to the same period of the previous year.

In the third quarter of 2008, sales of seats under the Natuzzi brand decreased by 8.5% reflecting decreases of 9.8% in the Americas and 11.0% in Europe, whereas unit sales in the Rest of the World rose by 11.4%. During the same period sales of seats under the Italsofa brand increased by 12.2% thanks to positive results in the Americas (+32.4%) and in the Rest of the World (+35.0%), partly off set by a 11.8% decrease in Europe.

In the first nine months of 2008, sales of seats under the Natuzzi brand decreased by 1.5%, reflecting increases of 0.2% in the Americas and 13.1% in the Rest of the World, offset by a 5.7% decrease in Europe. During the same period, sales of seats under the Italsofa brand rose by 15.1%, achieving positive results in the Americas (+20.0%), Europe (+5.9%) and in the Rest of the World (+53.4%).

During the third quarter, five new Natuzzi stores were opened (one each in The Netherlands, the US, Russia, Italy and Qatar), whereas three Natuzzi stores were closed (one each in Portugal, Switzerland and Russia), bringing the total number of Natuzzi points of sales to 314 at the end of September 2008. Furthermore, in the quarter, two new Italsofa stores were opened in China, bringing the total number of Italsofa stores to 12. Finally, two new concessions were opened in the UK, bringing the total number of concessions operated by the Group to 17. The total number of Natuzzi Galleries worldwide was 420 at September 30, 2008.

GROSS PROFIT AND OPERATING RESULTS

During third quarter 2008, Gross Profit amounted to EUR 36.7 million (or EUR 40.5 million at constant exchange rates), as compared to a Gross Profit of EUR 38.6 million in third quarter 2007.

For the third quarter of 2008, the Group reported an operating loss of EUR 12.2 million, as compared to an operating loss of EUR 11.0 million in the third quarter of 2007. On a constant exchange rate basis, the Group would have reported an operating loss for the third quarter of 2008 of EUR 9.8 million.

During the first nine months of 2008, Gross Profit amounted to EUR 128.9 million (or EUR 147.8 million at constant exchange rates), as compared to a Gross Profit of EUR 130.6 million reported for the same period in 2007.

For the nine month period ended September 30, 2008, the Group reported an operating loss of EUR 29.5 million, as compared to an operating loss of EUR 28.2 million in the same period of 2007. On a constant exchange rate basis, the Group would have reported an operating loss for the third quarter of 2008 of EUR 16.3 million.

FOREIGN EXCHANGE, NET

During the third quarter of 2008, the Group incurred a net foreign exchange loss of EUR 3.2 million, as compared to a net foreign exchange loss of EUR 5.9 million in the prior year’s comparable quarter. The foreign exchange losses were mainly due to the following:

	Three months ended
	30-Sep-08	30-Sep-07
Gains (Losses) on mark-to-market	(5.2)	(2.6)
Netting figures on domestic currency swaps	0.1	1.0
Other, net*	1.9	(4.3)
Total Foreign Exchange, Net	(3.2)	(5.9)

* deriving from a) the difference between invoice exchange rates and collection/payment exchange rates and b) the remeasurement of accounts receivable and payable at the period-end exchange rates

During the first nine months of 2008 the Group incurred a net foreign exchange loss of EUR 8.1 million, as compared to a net foreign exchange loss of EUR 4.8 million in the prior year’s comparable period. The foreign exchange losses were mainly due to the following:

	Nine Months ended
	30-Sep-08	30-Sep-07
Gains (Losses) on mark-to-market	(3.0)	(5.8)
Netting figures on domestic currency swaps	1.6	6.2
Other, net*	(6.7)	(5.2)
Total Foreign Exchange, Net	(8.1)	(4.8)

* deriving from a) the difference between invoice exchange rates and collection/payment exchange rates and b) the remeasurement of accounts receivable and payable at the period-end exchange rates

OTHER INCOME (LOSS), NET

During the third quarter of 2008 the Group reported a loss EUR 0.9 million as compared to a gain of EUR 0.4 million in 2007.

During the first nine months of 2008 the Group reported a loss EUR 2.1 million as compared to a gain of EUR 3.3 million in 2007. The decrease was mainly attributable to exceptional income such as a refund of tax and write off of a provision for legal action occurred during the first nine months of 2007.

TAXES

For the third quarter of 2008 the Group reported EUR 0.1 million of tax benefits as compared to tax benefits of EUR 1.9 million.

During the first nine months of 2008 the Group recorded income taxes for EUR 2.3 million, as compared to EUR 5.2 million of tax benefits for the same period of 2007.

NET RESULT AND GROUP EARNINGS PER COMPANY’S SHARE

For the quarter ended September 30, 2008, the Group reported a net loss of EUR 16.2 million, or EUR 0.30 per share (ADR), compared to a net loss of EUR 14.1 million, or EUR 0.26 per share, in the third quarter of 2007.

For the first nine months of 2008, the Group reported a net loss of EUR 42.1 million, or EUR 0.77 per share, as compared to a net loss of EUR 23.1 million, or EUR 0.42 per share, for the first nine months of 2007.

TOTAL BACK LOG TREND

Total Back Log	31-Dec-07	30-Jun-08	30-Sep-08	9-Nov-08
€ million	99.5	88.7	109.6	99.1

BALANCE SHEET AND CASH FLOW

Cash and cash equivalents were EUR 57.1 million at September 30, 2008, as compared to EUR 97.7 million at September 30, 2007. The most significant changes in the Group’s cash flows between the first nine months of 2008 and 2007 are described below.

Cash flows used in operating activities were EUR 26.2 million in 2008, as compared to cash flows used by operations of EUR 11.1 million in 2007. This decrease of EUR 15.1 million from 2007 to 2008 resulted principally from the Group’s net loss of EUR 42.1 million in 2008, as compared to a net loss of EUR 23.1 million in 2007. In 2008 working capital was affected by the negative impact of trade receivables, net and accounts payable, partly offset by positive impact generated by inventories.

Cash flows used in investment activities in 2008 decreased EUR 10.7 million to EUR 8.2 million, due to a lower level of investments for the first nine months of 2008 as compared to the same period of prior year.

Cash provided by financing activities in 2008 totaled EUR 2.9 million up from EUR 0.5 million reported one year ago.

FIRST NINE MONTHS AND THIRD QUARTER 2008 CONFERENCE CALL

Aldo Uva, Chief Executive Officer, and Mariano Domingo, Chief Financial Officer, will discuss financial results, followed by a question and answer session, in a teleconference at 10:00 a.m. New York time (3:00 p.m. London time – 4:00 p.m. Italian time) on Thursday November 20, 2008. Interested participants should contact the Company’s Investor Relations Department at investor_relations@natuzzi.com, or natuzzi@gavinanderson.co.uk for dial-in details. A copy of the transcript of the conference can be requested at the above mentioned e-mail addresses.

INVESTOR AND ANALYST PRESENTATIONS

The Company’s Senior Management will meet investors and analysts in early December to discuss its 2009-2011 Business Plan, outlook and results. Investors and analysts wishing to meet management representatives should contact the Investor Relation department, or, alternatively, the following:

Natalie Biasin: +44 20 7554 1400

Angela Tucciarone: +1 212 515 1900

or send an e-mail to: natuzzi@gavinanderson.co.uk

ABOUT NATUZZI S.P.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of residential upholstered furniture. With 2007 consolidated revenues of EUR 634.4 million on, Natuzzi is Italy's largest furniture manufacturer.

The Natuzzi group exports its innovative high-quality sofas and armchairs to 123 markets on five continents under two brands, Natuzzi and Italsofa.

Cutting-edge design, superior Italian craftsmanship, and advanced, vertically integrated manufacturing operations underpin the Company's market leadership.

Natuzzi S.p.A. has been listed on the New York Stock Exchange since May 1993. The Company is ISO 9001 and 14001 certified.

___________________________________________________________________

FORWARD-LOOKING STATEMENTS

Statements in this press release other than statements of historical fact are “forward-looking statements”. Forward–looking statements are based on management’s current expectations and beliefs and therefore you should not place undue reliance on them. These statements are subject to a number of risks and uncertainties, including risks that may not be subject to the Group’s control, that could cause actual results to differ materially from those contained in any forward-looking statement. These risks include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, competitive and regulatory environment, as well as other political, economical and technological factors, and other risks identified from time to time in the Group’s filings with the Securities and Exchange Commission, particularly in the Group’s annual report on Form 20-F. Forward looking statements speak as of the date they were made, and the Group undertakes no obligation to update publicly any of them in light of new information or future events.

NATUZZI S.P.A. AND SUBSIDIARIES

Unaudited Consolidated Statement of Earnings for the quarters ended on

September 30, 2008 and 2007 on the basis of Italian GAAP

(Expressed in millions of EUR except per share data)

	3Q08
	Actual	% on sales	constant fx*	% on sales	3Q07	% on sales
Upholstery net sales	125.1	87.9%	130.6	88.3%	125.3	88.7%
Other sales	17.2	12.1%	17.2	11.6%	16.0	11.3%
Total Net Sales	142.3	100.0%	147.8	100.0%	141.3	100.0%
Purchases	(71.7)	(50.4)%	(73.1)	(49.5)%	(65.0)	(46.0)%
Labor	(21.7)	(15.2)%	(21.9)	(14.8)%	(21.9)	(15.5)%
Third-party Manufacturers	(4.2)	(3.0)%	(4.2)	(2.8)%	(3.3)	(2.3)%
Manufacturing Costs	(10.5)	(7.4)%	(10.5)	(7.1)%	(9.9)	(7.0)%
Inventories, net	2.5	1.8%	2.4	1.6%	(2.6)	(1.8)%
Cost of Sales	(105.6)	(74.2)%	(107.3)	(72.6)%	(102.7)	(72.7)%
Gross Profit	36.7	25.8%	40.5	27.4%	38.6	27.3%
Selling Expenses	(36.7)	(25.8)%	(38.0)	(25.7)%	(38.3)	(27.1)%
General and Administrative Expenses	(12.2)	(8.6)%	(12.3)	(8.3)%	(11.3)	(8.0)%
Operating Income (Loss)	(12.2)	(8.6)%	(9.8)	(6.6)%	(11.0)	(7.8)%
Interest Income, net	(0.1)	(0.1)%			0.4	0.3%
Foreign Exchange, net	(3.2)	(2.2)%			(5.9)	(4.2)%
Other Income, net	(0.9)	(0.6)%			0.4	0.3%
Earnings (Losses) before taxes and minority interest	(16.4)	(11.5)%			(16.1)	(11.4)%
Income taxes	0.1	0.1%			1.9	1.3%
Earnings (Losses) before minority interest	(16.3)	(11.5)%			(14.2)	(10.0)%
Minority Interest	(0.1)				(0.1)
Net Earnings (Losses)	(16.2)	(11.4)%			(14.1)	(10.0)%
Earnings (Losses) Per Share	(0.30)				(0.26)
Average Number of Shares Outstanding	54,853,045				54,824,227
* at 3Q07 exchange rates

Key Figures in U.S. dollars (millions)	3Q08				3Q07

Total Net Sales	213.9				194.2
Gross Profit	55.2				53.1
Operating Income (Loss)	(18.3)				(15.1)
Net Earnings (Losses)	(24.3)				(19.4)
Earnings (Losses) per Share	(0.45)				(0.36)
Average exchange rate (U.S. dollar per Euro)	1.5030				1.3746

NATUZZI S.P.A. AND SUBSIDIARIES

Unaudited Consolidated Statement of Earnings

for nine months ended September 30, 2008 and 2007 on the basis of Italian GAAP

(Expressed in millions of EUR except per share data)

	Nine months ended on
	30-Sep-08				30-Sep-07	% on sales
	Actual	% on sales	constant fx*	% on sales
Upholstery net sales	426.7	88.2%	450.9	88.7%	406.3	88.8%
Other sales	57.2	11.8%	57.2	11.3%	51.2	11.2%
Total Net Sales	483.9	100.0%	508.1	100.0%	457.5	100.0%
Purchases	(227.6)	(47.0)%	(232.3)	(45.7)%	(223.7)	(48.9)%
Labor	(77.0)	(15.9)%	(77.5)	(15.3)%	(73.3)	(16.0)%
Third-party Manufacturers	(13.8)	(2.9)%	(13.8)	(2.7)%	(11.1)	(2.4)%
Manufacturing Costs	(32.9)	(6.8)%	(33.0)	(6.5)%	(29.0)	(6.3)%
Inventories, net	(3.7)	(0.8)%	(3.7)	(0.7)%	10.2	2.2%
Cost of Sales	(355.1)	(73.4)%	(360.3)	(70.9)%	(326.9)	(71.5)%
Gross Profit	128.9	26.6%	147.8	29.1%	130.6	28.5%
Selling Expenses	(123.4)	(25.5)%	(128.6)	(25.3)%	(123.9)	(27.1)%
General and Administrative Expenses	(35.0)	(7.2)%	(35.5)	(7.0)%	(34.9)	(7.6)%
Operating Income (Loss)	(29.5)	(6.1)%	(16.3)	(3.2)%	(28.2)	(6.2)%
Interest Income, net	(0.3)	(0.1)%			1.2	0.3%
Foreign Exchange, net	(8.1)	(1.7)%			(4.8)	(1.0)%
Other Income, net	(2.1)	(0.4)%			3.3	0.7%
Earnings (Losses) before taxes and minority interest	(40.0)	(8.3)%			(28.5)	(6.2)%
Income taxes	(2.3)	(0.5)%			5.2	1.1%
Earnings (Losses) before minority interest	(42.3)	(8.7)%			(23.3)	(5.1)%
Minority Interest	(0.2)				(0.2)
Net Earnings (Losses)	(42.1)	(8.7)%			(23.1)	(5.0)%
Earnings (Losses) Per Share	(0.77)				(0.42)
Average Number of Shares Outstanding	54,853,045				54,824,227
* average first nine months of 2007

Key Figures in U.S. dollars (millions)	Nine months ended on
	30-Sep-08				30-Sep-07
Total Net Sales	736.7				615.2
Gross Profit	196.2				175.6
Operating Income (Loss)	(44.9)				(37.9)
Net Earnings (Losses)	(64.1)				(31.1)
Earnings (Losses) per Share	(1.17)				(0.56)
Average exchange rate (U.S. dollar per Euro)	1.5223				1.3447

UPHOLSTERY NET SALES BREAKDOWN
	Sales*					Seat Units
	Three months ended on				% Over	Three months ended on				% Over
	30-Sep-08		30-Sep-08		(Under)	30-Sep-08		30-Sep-08		(Under)
Americas	51.0	40.8%	48.7	38.9%	4.7%	326,795	52.9%	287,502	48.3%	13.7%
Natuzzi	22.9	18.3%	26.7	21.3%	(14.2%)	115,139	18.6%	127,692	21.5%	(9.8%)
Italsofa	28.1	22.5%	22.0	17.6%	27.7%	211,656	34.3%	159,810	26.9%	32.4%
Europe	60.2	48.1%	64.6	51.5%	(6.8%)	227,741	36.9%	257,271	43.3%	(11.5%)
Natuzzi	33.6	26.9%	34.9	27.8%	(3.7%)	83,888	13.6%	94,215	15.9%	(11.0%)
Italsofa	26.6	21.3%	29.7	23.7%	(10.4%)	143,853	23.3%	163,056	27.4%	(11.8%)
Rest of the world	13.9	11.1%	12.0	9.6%	15.8%	62,848	10.2%	50,115	8.4%	25.4%
Natuzzi	8.2	6.6%	7.3	5.8%	12.3%	22,619	3.7%	20,313	3.4%	11.4%
Italsofa	5.7	4.6%	4.7	3.8%	21.3%	40,229	6.5%	29,802	5.0%	35.0%
TOTAL	125.1	100.0%	125.3	100.0%	(0.2%)	617,384	100.0%	594,888	100.0%	3.8%

Break down by brand	Sales*					Seat Units
	Three months ended on				% Over	Three months ended on				% Over
	30-Sep-08		30-Sep-08		(Under)	30-Sep-08		30-Sep-08		(Under)
Natuzzi	64.7	51.7%	68.9	55.0%	(6.1%)	221,646	35.9%	242,220	40.7%	(8.5%)
Italsofa	60.4	48.3%	56.4	45.0%	7.1%	395,738	64.1%	352,668	59.3%	12.2%
TOTAL	125.1	100.0%	125.3	100.0%	(0.2%)	617,384	100.0%	594,888	100.0%	3.8%
* Expressed in millions of EUR
	Sales*					Seat Units
	Nine months ended on				% Over	Nine months ended on				% Over
	30-Sep-08		30-Sep-07		(Under)	30-Sep-08		30-Sep-07		(Under)
Americas	145.9	34.2%	144.1	35.5%	1.2%	920,085	46.2%	832,657	45.0%	10.5%
Natuzzi	77.9	18.3%	83.3	20.5%	(6.5%)	401,666	20.2%	400,819	21.7%	0.2%
Italsofa	68.0	15.9%	60.8	15.0%	11.8%	518,419	26.0%	431,838	23.3%	20.0%
Europe	239.9	56.2%	230.2	56.6%	4.2%	896,174	45.0%	888,829	48.0%	0.8%
Natuzzi	141.8	33.2%	139.5	34.3%	1.6%	366,188	18.4%	388,161	21.0%	(5.7%)
Italsofa	98.1	23.0%	90.7	22.3%	8.2%	529,986	26.6%	500,668	27.0%	5.9%
Rest of the world	40.9	9.6%	32.0	7.9%	27.8%	173,343	8.8%	129,902	7.0%	33.4%
Natuzzi	25.7	6.0%	21.8	5.4%	17.9%	72,727	3.7%	64,291	3.5%	13.1%
Italsofa	15.2	3.6%	10.2	2.5%	49.0%	100,616	5.1%	65,611	3.5%	53.4%
TOTAL	426.7	100.0%	406.3	100.0%	5.0%	1,989,602	100.0%	1,851,388	100.0%	7.5%

Break down by brand	Sales*					Seat Units
	Nine months ended on				% Over	Nine months ended on				% Over
	30-Sep-08		30-Sep-07		(Under)	30-Sep-08		30-Sep-07		(Under)
Natuzzi	245.4	57.5%	244.6	60.2%	0.3%	840,581	42.2%	853,271	46.1%	(1.5%)
Italsofa	181.3	42.5%	161.7	39.8%	12.1%	1,149,021	57.8%	998,117	53.9%	15.1%
TOTAL	426.7	100.0%	406.3	100.0%	5.0%	1,989,602	100.0%	1,851,388	100.0%	7.5%
* Expressed in millions of EUR

NATUZZI S.P.A. AND SUBSIDIARIES Unaudited Consolidated Balance Sheet as of September 30, 2008 and December 31, 2007 (Expressed in millions of EUR)

	30-Sep-08	31-Dec-07
ASSETS
Current Assets:
Cash and cash equivalents	57.1	87.5
Marketable debt securities	0.0	0.0
Trade receivables, net	111.1	117.7
Other receivables	47.6	47.8
Inventories	103.6	107.3
Unrealized foreign exchange gains	0.0	0.9
Prepaid expenses and accrued income	1.8	1.8
Deferred income taxes	2.0	1.1
Total current assets	323.2	364.1

Non-Current Assets:
Net property, plant and equipment	225.2	235.9
Treasury shares	0.0	0.0
Other assets	13.3	17.3
Deferred income taxes	0.0	0.2
TOTAL ASSETS	561.7	617.5

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Short-term borrowings	8.4	7.6
Current portion of long-term debt	0.5	0.3
Accounts payable-trade	66.0	89.3
Accounts payable-other	29.8	29.2
Accounts payable shareholders for dividends	0.6	0.6
Unrealized foreign exchange losses	2.1	0.0
Income taxes	1.0	1.6
Salaries, wages and related liabilities	18.9	17.5
Total current liabilities	127.3	146.1

Long-Term Liabilities:
Employees’ leaving entitlement	32.5	33.3
Long-term debt	3.4	2.1
Deferred income taxes	0.0	0.0
Deferred income for capital grants	12.3	13.3
Other liabilities	10.7	10.9
Minority Interest	0.9	0.2

Shareholders’ Equity:
Share capital	54.9	54.8
Reserves	42.3	42.3
Additional paid-in capital	8.3	8.3
Retained earnings	269.1	306.2
Total shareholders’ equity	374.6	411.6
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	561.7	617.5

NATUZZI S.P.A. AND SUBSIDIARIES Unaudited Consolidated Statement of Cash Flows for the nine-month period ended September 30, 2008 and 2007 (Expressed in millions of EUR)

	30-Sep-08	30-Sep-07
Cash flows from operating activities:
Net earnings (losses)	(42.1)	(23.1)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	22.5	22.4
Employees' leaving entitlement	(0.8)	(1.9)
Deferred income taxes	(0.7)	(8.5)
Minority interest	(0.3)	(0.2)
(Gain) loss on disposal of assets	1.2	0.1
Unrealized foreign exchange (losses) / gain	3.0	5.8
Deferred income for capital grants	(0.7)	(0.8)

Change in assets and liabilities:
Receivables, net	6.6	17.3
Inventories	3.7	(10.2)
Prepaid expenses and accrued income	0.0	(0.4)
Other assets	0.3	3.2
Accounts payable	(23.2)	(12.9)
Income taxes	(0.6)	(3.8)
Salaries, wages and related liabilities	1.3	(1.0)
Other liabilities	3.6	2.9

Total adjustments	15.9	12.0

NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(26.2)	(11.1)

Cash flows from investing activities:
Property, plant and equipment:
Additions	(10.8)	(19.2)
Disposals	0.1	0.4
Government grants received	1.4	0.0
Marketable debt securities:
Proceeds from sales	0.0	0.0
Purchase of business, net of cash acquired	0.0	(0.1)
Disposal of business	1.1	0.0
NET CASH USED BY INVESTING ACTIVITIES	(8.2)	(18.9)
Cash flows from financing activities:
Long term debt:
Proceeds	2.0	0.0
Repayments	(0.5)	(0.3)
Short-term borrowings	0.9	0.8
Capital Injection	0.5	0.0
Dividends paid to shareholders	0.0	0.0
Dividends paid to minority shareholders	0.0	0.0
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	2.9	0.5
Effect of translation adjustments on cash	1.1	(0.9)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(30.4)	(30.4)
Cash and cash equivalents, beginning of the year	87.5	128.1
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	57.1	97.7

CONTACT:
Investor Relations Dept.
Tel.: +39-080-8820-812
Fax: +39-080-8820-241
investor_relations@natuzzi.com
or
Corporate Press Office
Tel.: +39-080-8820-124
Fax: +39-080-8820-508
relazioni.esterne@natuzzi.com

CONFORMED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATUZZI S.p.A.
(Registrant)

Date:	November 19, 2008

		By:	/s/ ALDO UVA
Aldo Uva